Exhibit 2.2

EXECUTION VERSION

AMENDMENT TO REORGANIZATION AGREEMENT

This AMENDMENT, dated as of February 20, 2017 (this “Amendment”), to the Reorganization Agreement, dated as of July 23, 2016, by and between Yahoo! Inc., a Delaware corporation (“Seller”), and Yahoo Holdings, Inc., a Delaware corporation (the “Company”) (the “Agreement”), is made by and among (x) Seller, (y) the Company and (z) Verizon Communications Inc., a Delaware corporation (“Purchaser” and, together with Seller and the Company, the “Parties”).

WITNESSETH:

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 10.2 of the Agreement and Sections 4.04 and 8.03 of the Purchase Agreement, the Parties desire to amend certain terms of the Agreement by entering into, and as set forth in, this Amendment.

NOW THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as set forth below:

1. Modification; Full Force and Effect. Except as expressly modified and superseded by this Amendment, the terms and provisions of the Agreement are and shall continue to be in full force and effect.

2. Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement unless otherwise indicated.

3. Amendment.

(a) Effective immediately, Section 1.4 of the Agreement is hereby amended by adding the following paragraphs to the end thereof:

Without limiting the foregoing, “Retained Liabilities” shall also include the following Liabilities (“User Security Liabilities”), which shall in all cases be excluded from Assumed Liabilities and remain Liabilities of Seller (subject to the provisions of Sections 7.2 and 7.3 hereof): (i) any damages, fines, penalties, judgments, settlements or other similar amounts payable in cash to the extent resulting from, arising out of or imposed under or pursuant to any Third Party Actions in connection with any User Security Matters or any other Data Breaches and (ii) any damages, fines, judgments, settlements, penalties or other similar amounts payable in cash imposed by (including under or pursuant to any agreement or settlement with) any Governmental Authority, including U.S. state attorneys general and international data protection authorities, to the extent resulting from, arising out of or relating to any User Security Matters or any other Data Breaches, in the case of each of clause (i) and clause (ii), including attorneys’, consultants’ and other professionals’ fees and expenses incurred in the investigation, defense or resolution of any such matters or liabilities; provided that User Security Liabilities shall not include any such damages, fines, penalties, judgments, settlements or other similar amounts (or the fees and expenses associated therewith) to the extent attributable to the failure by any Company Indemnitee to comply after the Closing with any agreement assumed by it or Governmental Order applicable to it or to the Business. For the avoidance of doubt, in no event shall User Security Liabilities include, or the Parties’ obligations in respect thereof cover, the Business’ loss of users or partners, any diminution in the value of or lost revenues or profit of the Business or any other adverse business impact on the Business (other than the payments expressly set forth in the immediately preceding sentence) resulting from, arising out of or relating to any (x) User Security Matters or any such other Data Breaches or (y) any consent decree or other non-monetary remedy (or the cost of compliance therewith) imposed on or with respect to the Business resulting from, arising out of or relating to any User Security Matters or any such other Data Breaches. “User Security Matters” shall mean any of the matters, facts, events, disclosures, developments and occurrences described in or underlying (i) the press release, issued by Seller on September 22, 2016, entitled “An Important Message About Yahoo User Security”, (ii) the section of Seller’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 entitled “Security Incident” appearing under the heading Recent Developments in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, (iii) the press release, issued by Seller on December 14, 2016, entitled “Important Security Information for Yahoo Users”, (iv) the matter set forth in Schedule 1.4 or (v) any matters disclosed by Seller to Purchaser during the meetings of representatives of Seller and Purchaser held on January 23, 2017 and January 24, 2017, in each case including any related matters, facts, events, disclosures, developments and occurrences that may arise from the ongoing investigations described therein and any use or transfer of data that may have been or may be obtained as a result of any of the foregoing matters, facts, events, developments and occurrences. “Data Breaches” shall mean (i) the User Security Matters and (ii) any other security breaches, known or unknown to Seller and disclosed or undisclosed to Purchaser as of February 20, 2017, sustained by or perpetrated against Seller or any of its Subsidiaries through February 20, 2017 that, in the case of this clause (ii), were or are initiated by or at the direction of, conducted on behalf of, sponsored by or otherwise involve (x) the state believed by Seller to have sponsored some or all of the User Security Matters (the identity of which has been communicated by Seller to Purchaser prior to the date of the Amendment) or any Governmental Authority or other instrumentality of such state or (y) any other actor that sponsored or perpetrated any User Security Matter, including in each case, for the avoidance of doubt, any use or transfer of data obtained as a result of any such matters or security breaches.

User Security Liabilities shall not in any event include any Actions or Liabilities to the extent otherwise covered under Sections 1.4(a) through (g) above (provided that the Liabilities covered under Section 1.4(e)(x) shall not include (and User Security Liabilities shall include) any Liabilities to indemnify, defend or hold harmless any Third Party (for the avoidance of doubt, which term does not include any current or former directors or officers of, or persons in a comparable role with, Seller or the Business Subsidiaries) that would otherwise constitute User Security Liabilities hereunder). For the avoidance of doubt and notwithstanding anything herein to the contrary, it is the intention of the Parties that, as contemplated by Sections 7.2 and 7.3, the Company will be responsible for 50% of any User Security Liabilities other than Pre-Closing User Security Liabilities (as defined below), but that Seller will be responsible for (x) 100% of any Actions or Liabilities covered under Sections 1.4(a) through (g) above regardless of when incurred and (y) 100% of any User Security Liabilities the amount of which has been finally determined and that have been entered or stipulated against Seller or any of its Subsidiaries and not subject to appeal, as applicable, prior to the Sale Closing Date (or, with respect to attorneys’, consultants’ and other professionals’ fees and expenses, that relate to services rendered to Seller or any of its Subsidiaries prior to the Sale Closing Date) (the “Pre-Closing User Security Liabilities”).

(b) Effective immediately, Section 5.2(c) of the Agreement is hereby amended by adding the following parenthetical at the end thereof:

(other than, in the case of Seller, its obligations in respect of any User Security Liabilities, which shall be governed by and subject to Section 4.21(b) of the Purchase Agreement)

(c) Effective immediately, Section 5.5(d) of the Agreement is hereby amended by adding a new clause (iii) at the end thereof, as follows:

(iii) Notwithstanding anything to the contrary in this Section 5.5, Seller may (in its sole discretion and to the extent permitted by applicable Tax Law) apply to change its taxable year for income and franchise tax purposes to provide for a “short” taxable year that ends on or after the Closing Date. In the event any such change is approved by the relevant taxing authority, (A) Seller shall notify the Company in writing of such change promptly after such approval is received and (B) the Company and Seller shall apply the procedures set forth in Section 5.5(d)(i) (it being understood, for the avoidance of doubt, that the preparation and filing of any Tax Returns in accordance with such changed taxable year shall not be deemed inconsistent with past practices within the meaning of Section 5.5(d)(i)), provided, however, that if the application of such procedures is not reasonably practicable, the Company and Seller shall cooperate in good faith and modify such procedures as appropriate to ensure that the Company has a reasonable opportunity to prepare and timely file all relevant Tax Returns (including any Tax Returns with due dates accelerated as a result of the change described this Section 5.5(d)(iii)) and that each Party has a reasonable opportunity to review and comment upon any Tax Return that reflects any Taxes for which such Party is responsible under this Agreement.

(d) Effective immediately, Section 7.2 of the Agreement is hereby amended by deleting the word “and” at the end of clause (a) thereof, replacing the period at the end of clause (b) thereof with “; and”, and adding the following paragraph as a new clause (c) thereof:

(c) fifty percent (50%) of any User Security Liabilities other than Pre-Closing User Security Liabilities (for the avoidance of doubt, which fifty percent (50%) portion shall, subject to the terms of Section 7.4(h), be treated for all purposes hereunder (including all Tax related matters) as an Assumed Liability and not a Retained Liability),

(e) Effective immediately, Section 7.3 of the Agreement is hereby amended by:

(i) replacing clause (a) thereof with the following:

(a) any Excluded Asset or Retained Liability, including the failure of Seller or any other Person to satisfy, pay, perform and discharge when due any Retained Liabilities in accordance with their respective terms, whether prior to, at or after the Closing; provided, that, notwithstanding the foregoing, with respect to any User Security Liabilities other than Pre-Closing User Security Liabilities, Seller’s obligations pursuant to this Section 7.3(a) will be limited to an amount equal to fifty percent (50%) of such User Security Liabilities; and

(ii) adding the following parenthetical “(but subject to the proviso at the end of clause (a) above)” immediately following the phrase “in each case” appearing immediately following clause (b) of Section 7.3 of the Agreement.

(f) Effective immediately, Section 7.4 of the Agreement is hereby amended by adding a new clause (h) at the end thereof, as follows:

(h) Notwithstanding anything to the contrary in this Agreement, any Third-Party Claim in respect of User Security Liabilities shall be controlled by the Company Indemnitees, but Seller shall be entitled to participate therein either (i) with counsel (selected by the Company Indemnitees and of recognized standing and competence) that shall serve as joint counsel for Seller and the Company Indemnitees or (ii) with separate counsel selected by Seller, and, in either case, the fees and expenses of such counsel shall be included in the User Security Liabilities for purposes of this Agreement, provided that, in the case of clause (ii), (A) unless such separate counsel is retained by Seller as a result of (1) an actual or potential conflict of interest resulting from such joint representation or the Company Indemnitees’ control or (2) the counsel selected by the Company Indemnitees otherwise refusing to jointly represent Seller, the fees and expenses of such separate counsel for Seller shall not be included in User Security Liabilities and shall instead be at Seller’s sole expense and (B) in the event such separate counsel is retained by Seller as a result of clause (A)(1) or (2) above, the fees and expenses of any such separate counsel for Seller beyond a single firm (plus applicable local counsel) shall not be included in User Security Liabilities and shall instead be at Seller’s sole expense. The Company Indemnitees shall not settle or compromise such Third-Party Claim without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(g) Effective immediately, the Agreement is hereby amended by adding a new Schedule 1.4 thereto as set forth on Appendix A to this Amendment.

4. Purchase Agreement Reference. The Parties acknowledge and agree that any reference in the Purchase Agreement or any other Transaction Document (or in any other document or instrument referred to in any of the foregoing) to the Agreement shall mean the Agreement as amended by this Amendment.

5. Miscellaneous. The provisions of Article X of the Agreement shall apply mutatis mutandis to this Amendment. Purchaser hereby consents to this Amendment for purposes of Section 10.2 of the Agreement and Section 4.04 of the Purchase Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have each caused this Amendment to be signed as of the date first written above.

YAHOO! INC.

By:	/s/ Marissa A. Mayer
Name:	Marissa A. Mayer
Title:	CEO & President

YAHOO HOLDINGS, INC.

By:	/s/ Kenneth A. Goldman
Name:	Kenneth A. Goldman
Title:	President, Chief Financial Officer & Treasurer

[Signature Page to Amendment to Reorganization Agreement]

Acknowledged and agreed:

VERIZON COMMUNICATIONS INC.

By:	/s/ Craig Silliman
Name:	Craig Silliman
Title:	Executive Vice President – Public Policy and General Counsel

[Signature Page to Amendment to Reorganization Agreement]